Exhibit 99.5
JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
FINANCIAL STATEMENTS AND REPORT OF THE AUDITORS
FOR THE YEAR ENDED DECEMBER 31, 2005

PricewaterhouseCoopers
Zhong Tian CPAs Co., Ltd.
11th Floor,
PricewaterhouseCoopers Center
202 Hu Bin Road
Shanghai 200021
People’s Republic of China
Telephone +86 (21) 6123 8888
Facsimile +86 (21) 6123 8800
Report of the Auditors
PwC ZT Shen Zi (20065) No. 1805
TO THE SHAREHOLDERS OF
JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
We have audited the accompanying balance sheets of Jilin Chemical Industrial Company Limited (the “Company”) and its subsidiaries (the “Group”) as at December 31, 2005 and the related income statements, profit appropriation statements and cash flow statements of the Company and the Group, respectively, for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with China’s Independent Auditing Standards. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above conform with the Accounting Standards for Business Enterprises and the “Accounting System for Business Enterprises” promulgated by the People’s Republic of China and present fairly, in all material respects, the financial position of the Group and the Company as at 31 December 2005 and the results of operations and cash flows for the year then ended.
PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co.,
June 7, 2006

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
BALANCE SHEETS AS AT DECEMBER 31, 2005
In Rmb Yuan

	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
	Company	Company	Company	Company

ASSETS
CURRENT ASSETS
Cash and bank (Note V-1)	8,847,111	14,629,219	8,338,394	11,819,321
Short-term investments	—	—	—	—
Notes receivable	—	10,545,237	—	9,456,637
Dividend receivable	—	—	—
Interest receivable	—	—	—
Accounts receivable (Note V-2(a))	283,341,825	254,700,444	418,972,008	322,568,028
Other receivables (Note V-2(b))	22,140,124	45,075,155	677,925	19,094,936
Advances to suppliers (Note V-3)	67,434,717	376,959,411	67,359,593	376,874,901
Subsidy receivable	—	—	—	—
Inventories (Note V-4)	1,878,702,874	2,606,053,383	1,854,744,566	2,566,518,007
Prepaid expenses (Note V-5)	11,391,435	19,856,484	10,447,402	19,474,862
Long-term bond investments maturing within one year	—	—	—	—
Other current assets	—	—	—	—

Total current assets	2,271,858,086	3,327,819,333	2,360,539,888	3,325,806,692

LONG-TERM INVESTMENTS
Long-term equity investments (Note V-6)	90,740,352	99,139,594	125,734,310	169,469,728
Long-term bond investments	—	—	—	—
Total long-term investments	90,740,352	99,139,594	125,734,310	169,469,728

Including: Consolidation difference	—	—	—	—

FIXED ASSETS
Fixed assets-cost	16,250,842,364	16,196,975,563	15,916,646,763	15,822,513,692
Less: Accumulated depreciation	(7,525,525,049)	(6,719,916,853)	(7,378,217,445)	(6,545,147,557)
Fixed assets-net book value	8,725,317,315	9,477,058,710	8,538,429,318	9,277,366,135
Less: Impairment of fixed assets	(419,228,779)	(282,023,248)	(410,799,267)	(269,931,112)
Fixed assets-net book amount (Note V-7)	8,306,088,536	9,195,035,462	8,127,630,051	9,007,435,023
Construction materials	2,833,640	2,837,473	2,833,640	2,837,473
Construction in progress (Note V-8)	96,443,016	42,555,665	96,443,016	42,555,665
Fixed assets pending disposal	—	—	—	—
Total fixed assets	8,405,365,192	9,240,428,600	8,226,906,707	9,052,828,161

INTANGIBLE AND OTHER ASSETS
Intangible assets (Note V-9)	1,222,968,023	1,345,139,741	1,221,503,378	1,343,581,225
Long-term deferred expenses (Note V-10)	173,993,448	64,648,462	173,993,448	64,648,462
Other long-term assets	—	—	—	—

Total intangible and other assets	1,396,961,471	1,409,788,203	1,395,496,826	1,408,229,687

DEFERRED TAXES
Deferred tax assets (Note V-11)	582,408,756	315,580,641	582,408,756	315,580,641

TOTAL ASSETS	12,747,333,857	14,392,756,371	12,691,086,487	14,271,914,909

The accompanying notes form an integral part of these financial statements.

Legal representative:	General manager:	Person in charge of accounting function:	Person in charge of accounting department:
Shen Dian Cheng	Zhang Xing Fu	Wang Chun Xia	Wang Zhong Min

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
BALANCE SHEETS AS AT DECEMBER 31, 2005 (continued)
In Rmb Yuan

	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
	Company	Company	Company	Company

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans (Note V-12)	2,102,570,000	2,918,970,000	2,102,570,000	2,874,330,000
Notes payable	—	—	—	—
Accounts payable (Note V-13)	3,422,298,837	1,891,153,893	3,395,084,977	1,864,805,946
Advances from customers (Note V-13)	1,145,106,846	2,137,105,902	1,134,327,047	2,119,941,248
Salaries payable	144,451,913	139,240,168	144,451,913	139,183,607
Welfare payable	56,757,036	57,854,011	43,388,386	48,261,501
Dividend payable	—	—	—	—
Taxes payable (Note V-14)	(167,939,594)	154,334,897	(167,527,022)	150,912,286
Other levies payable	—	—	—	—
Other payables (Note V-13)	168,731,596	137,027,193	164,004,320	131,685,926
Accrued expenses (Note V-15)	25,721,583	26,049,897	25,721,583	26,049,897
Provisions	—	—	—	—
Long-term liabilities due within one year (Note V-16)	120,598,417	167,105,430	120,598,417	167,105,430
Other current liabilities	—	—	—	—

Total current liabilities	7,018,296,634	7,628,841,391	6,962,619,621	7,522,275,841

LONG-TERM LIABILITIES
Long-term loans (Note V-17)	549,449,465	682,499,114	549,449,465	682,499,114
Debentures payable	—	—	—	—
Payables due after one year	—	—	—	—
Special project payables	—	—	—	—
Other long-term liabilities (Note V-18)	85,948,543	213,515,526	85,948,543	213,515,526

Total long-term liabilities	635,398,008	896,014,640	635,398,008	896,014,640

DEFERRED TAXES
Deferred tax liabilities	—	—	—	—

TOTAL LIABILITIES	7,653,694,642	8,524,856,031	7,598,017,629	8,418,290,481

MINORITY INTERESTS	570,357	14,275,912	—	—

SHAREHOLDERS’ EQUITY
Share capital (Note V-19)	3,561,078,000	3,561,078,000	3,561,078,000	3,561,078,000
Capital surplus (Note V-20)	2,295,542,695	2,293,618,886	2,295,542,695	2,293,618,886
Statutory common reserve fund (Note V-21)	699,270,943	701,442,717	693,730,248	693,730,248
Including: Statutory common welfare fund	126,834,279	126,834,279	125,287,623	125,287,623
Accumulated losses (Note V-22)	(1,462,822,780)	(702,515,175)	(1,457,282,085)	(694,802,706)
Foreign exchange difference reserve	—	—	—	—
Total shareholders’ equity	5,093,068,858	5,853,624,428	5,093,068,858	5,853,624,428

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,747,333,857	14,392,756,371	12,691,086,487	14,271,914,909

The accompanying notes form an integral part of these financial statements.

Legal representative:	General manager:	Person in charge of accounting function:	Person in charge of accounting department:
Shen Dian Cheng	Zhang Xing Fu	Wang Chun Xia	Wang Zhong Min

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
PROFIT AND LOSS ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2005
In Rmb Yuan

		2005	2004	2005	2004
	Items	Group	Group	Company	Company

1.SALES REVENUE (Note V-23)		30,390,292,677	27,902,786,502	30,308,325,750	27,865,067,353
Less:	Cost of sales (Note V-24)	(29,683,431,101)	(23,884,903,088)	(29,629,394,193)	(23,820,659,441)
	Sales tax and other levies (Note V-25)	(747,337,833)	(728,022,767)	(747,337,833)	(728,022,767)

2.GROSS (LOSS)/PROFIT ON SALES		(40,476,257)	3,289,860,647	(68,406,276)	3,316,385,145
Add:	Other operating loss (Note V-26)	(154,637,854)	(54,161,881)	(178,791,872)	(61,427,912)
Less:	Selling expenses	(16,335,929)	(24,585,845)	(16,328,994)	(24,278,421)
	General and administrative expenses	(578,068,593)	(612,394,717)	(536,332,637)	(588,118,886)
	Financial expenses, net (Note V-27)	(116,173,896)	(277,411,445)	(112,995,611)	(270,812,410)

3.OPERATING (LOSS)/PROFIT		(905,692,529)	2,321,306,759	(912,855,390)	2,371,747,516
Add:	Investment income (Note V-28)	15,600,758	40,509,303	16,338,136	8,441,868
	Subsidy income	2,683,084	—	2,683,084	—
	Non-operating income (Note V-29)	32,682,136	76,854,281	32,633,904	74,712,368
Less:	Non-operating expenses (Note V-29)	(285,394,988)	(85,229,818)	(278,843,175)	(85,135,655)

4.TOTAL (LOSS)/PROFIT		(1,140,121,539)	2,353,440,525	(1,140,043,441)	2,369,766,097
Less:	Income tax (Note V-30)	377,386,147	203,795,690	377,564,062	203,993,953
	Minority interests	256,013	16,523,835	—	—

5.NET (LOSS)/PROFIT		(762,479,379)	2,573,760,050	(762,479,379)	2,573,760,050
Supplementary Information

	2005		2004
	Group	Company	Group	Company

1. Income from sale and disposal of departments or investees	—	—	—	—
2. Loss from natural catastrophe	—	—	—	—
3. Increase in total profit resulting from change in accounting policies	—	—	—	—
4. Increase in total profit resulting from change in accounting estimates	—	—	—	—
5. Loss from debt restructuring	—	—	—	—
6. Other	—	—	—	—
The accompanying notes form an integral part of these financial statements.

Legal representative:	General manager:	Person in charge of accounting function:	Person in charge of accounting department:
Shen Dian Cheng	Zhang Xing Fu	Wang Chun Xia	Wang Zhong Min

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
PROFIT APPROPRIATION STATEMENTS FOR YEAR ENDED DECEMBER 31, 2005
In Rmb Yuan

		2005	2004	2005	2004
	Items	Group	Group	Company	Company

1. NET (LOSS)/PROFIT		(762,479,379)	2,573,760,050	(762,479,379)	2,573,760,050
Add:	Accumulated losses at the beginning of the year	(702,515,175)	(3,276,275,225)	(694,802,706)	(3,268,562,756)
	Other transfers	2,171,774	—	—	—

2. ACCUMULATED LOSSES		(1,462,822,780)	(702,515,175)	(1,457,282,085)	(694,802,706)
Less:	Transfer to statutory common reserve fund	—	—	—	—
	Transfer to statutory common welfare fund	—	—	—	—
	Transfer to staff and workers’ bonus and welfare fund	—	—	—	—

3. ACCUMULATED LOSSES		(1,462,822,780)	(702,515,175)	(1,457,282,085)	(694,802,706)
Less:	Dividend for preference stocks	—	—	—	—
	Transfer to discretionary common reserve fund	—	—	—	—
	Dividend for common stocks	—	—	—	—
	Dividend for common stocks transferred to capital	—	—	—	—

4. ACCUMULATED LOSSES		(1,462,822,780)	(702,515,175)	(1,457,282,085)	(694,802,706)
     The accompanying notes form an integral part of these financial statements.

Legal representative:	General manager:	Person in charge of accounting function:	Person in charge of accounting department:
Shen Dian Cheng	Zhang Xing Fu	Wang Chun Xia	Wang Zhong Min

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
CASH FLOW STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
In Rmb Yuan

	2005	2004	2005	2004
Items	Group	Group	Company	Company

1.Cash flows from operating activities
Cash received from sale of goods or rendering of services	38,518,820,505	34,339,225,120	38,210,801,510	34,118,606,354
Government grants	2,683,084	—	2,683,084	—
Cash received relating to other operating activities	7,123,677	4,317,299	6,575,477	9,050,668
Sub-total of cash inflows	38,528,627,266	34,343,542,419	38,220,060,071	34,127,657,022

Cash paid for goods and services	(34,438,797,449)	(28,406,626,351)	(34,333,886,492)	(28,313,185,838)
Cash paid to and on behalf of employees	(778,575,229)	(554,644,033)	(692,984,808)	(482,321,296)
Payment of all types of taxes	(1,549,757,010)	(1,738,994,156)	(1,511,603,253)	(1,722,245,226)
Cash paid relating to other operating activities	(119,995,195)	(270,749,194)	(99,595,109)	(253,296,751)
Sub-total of cash outflows	(36,887,124,883)	(30,971,013,734)	(36,638,069,662)	(30,771,049,111)

Net cash flows from operating activities	1,641,502,383	3,372,528,685	1,581,990,409	3,356,607,911

2.Cash flows from investing activities
Cash received from sale of investments	—	—	1,641,580	—
Cash received from return of investments	24,000,000	—	24,000,000	—
Net cash received from disposal of fixed assets and intangible assets	47,857,415	74,290,268	47,661,636	72,178,273
Cash received relating to other investing activities	—	—	—	—
Sub-total of cash inflows	71,857,415	74,290,268	73,303,216	72,178,273

Cash paid to acquire fixed assets, intangible assets and other long-term assets	(430,010,460)	(642,131,733)	(417,516,119)	(629,866,868)
Cash paid to acquire investments	—	—	—	—
Cash paid relating to other investing activities	—	—	—	—
Sub-total of cash outflows	(430,010,460)	(642,131,733)	(417,516,119)	(629,866,868)

Net cash flows from investing activities	(358,153,045)	(567,841,465)	(344,212,903)	(557,688,595)

3.Cash flows from financing activities
Proceeds from issuing shares	—	—	—	—
Including: Cash received from minority shareholders	—	—	—	—
Proceeds from borrowings	7,623,870,000	9,004,240,367	7,623,870,000	8,959,600,367
Cash received relating to other financing activities	—	—	—	—
Sub-total of cash inflows	7,623,870,000	9,004,240,367	7,623,870,000	8,959,600,367

Repayment of borrowings	(8,747,393,645)	(11,532,047,974)	(8,702,753,645)	(11,482,447,974)
Cash paid for interest expense and distribution of dividends	(165,607,801)	(297,749,213)	(162,374,788)	(294,927,456)
Including: Dividends paid to minority shareholders	—	—	—	—
Cash paid relating to other financing activities	—	—	—	—
Including: Cash paid to minority shareholders due to reduction of capital of subsidiaries	—	—	—	—
Sub-total of cash outflows	(8,913,001,446)	(11,829,797,187)	(8,865,128,433)	(11,777,375,430)

Net cash flows from financing activities	(1,289,131,446)	(2,825,556,820)	(1,241,258,433)	(2,817,775,063)

4.Effect of foreign exchange rate changes on cash	—	—	—	—

5.Net decrease in cash and cash equivalents	(5,782,108)	(20,869,600)	(3,480,927)	(18,855,747)

The accompanying notes form an integral part of these financial statements.

Legal representative:	General manager:	Person in charge of accounting function:	Person in charge of accounting department:
Shen Dian Cheng	Zhang Xing Fu	Wang Chun Xia	Wang Zhong Min

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
CASH FLOW STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005

Supplementary Information	In Rmb Yuan

	2005	2004	2005	2004
Items	Group	Group	Company	Company

1. Reconciliation of net (loss)/profit to cash flows from operating activities
Net (loss)/profit	(762,479,379)	2,573,760,050	(762,479,379)	2,573,760,050
Add: Minority interests	(256,013)	(16,523,835)	—	—
Provision for impairment of assets	153,892,661	103,884,647	153,895,409	102,547,603
Depreciation of fixed assets	935,529,062	968,250,527	914,685,336	945,948,808
Amortization of intangible assets	108,852,144	121,977,554	108,758,273	121,784,090
Amortization of long-term deferred expenses	37,441,231	60,177,738	37,441,231	60,177,738
Decrease/(increase) in prepaid expenses	8,465,049	(7,461,221)	9,027,460	(7,471,708)
Increase in accrued expenses	—	—	—	—
Gain on disposal of fixed assets and intangible assets	(26,711,283)	(74,290,268)	(26,711,283)	(72,178,273)
Loss on scrapping of fixed assets	53,707,931	47,878,367	53,111,141	47,784,207
Financial expenses	165,279,487	270,070,785	162,046,474	267,249,028
Investment income	(15,600,758)	(40,509,303)	(16,338,136)	(8,441,868)
Deferred tax assets	(266,828,115)	(315,580,641)	(266,828,115)	(315,580,641)
Decrease/(increase) in inventories	727,353,257	(1,115,504,793)	712,443,041	(1,118,704,503)
Decrease/(increase) in operating receivables	318,156,647	(249,049,275)	294,226,041	(235,892,783)
Increase in operating payables	204,700,462	1,045,448,353	208,712,916	995,626,163
Net cash flows from operating activities	1,641,502,383	3,372,528,685	1,581,990,409	3,356,607,911

2. Investing and financing activities that do not involve cash receipts and payments
Fixed assets transferred to parent company from a liquidated subsidiary	—	—	6,823,919	—
Write-off waived payables to capital surplus	1,923,809	—	1,923,809	—

3. Net decrease in cash and cash equivalents
Cash at the end of the year	8,847,111	14,629,219	8,338,394	11,819,321
Less: Cash at the beginning of the year	(14,629,219)	(35,498,819)	(11,819,321)	(30,675,068)
Cash equivalents at the end of the year	—	—	—	—
Less: Cash equivalents at the beginning of the year	—	—	—	—
Net decrease in cash and cash equivalents	(5,782,108)	(20,869,600)	(3,480,927)	(18,855,747)

The accompanying notes form an integral part of these financial statements.

Legal representative:	General manager:	Person in charge of accounting function:	Person in charge of accounting department:
Shen Dian Cheng	Zhang Xing Fu	Wang Chun Xia	Wang Zhong Min

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
I.	CORPORATE INFORMATION

Jilin Chemical Industrial Company Limited (the “Company”) was established in the People’s Republic of China (the “PRC”) on December 13, 1994 as a joint stock limited company upon the restructuring of Jilin Chemical Industrial Corporation. The principal activities of the Company are the production and sale of petroleum products, petrochemical and organic chemical products, synthetic rubber products, chemical fertilizers and inorganic chemical products, and other related products, and the provision of related services.

In accordance with the restructuring agreement, the Company issued 2,396,300,000 state-owned shares with a par value of Rmb 1.00 each to Jilin Chemical Industrial Corporation to take over the assets and liabilities of the principal production units, certain ancillary functions and a subsidiary of Jilin Chemical Industrial Corporation. Jilin Chemical Industrial Corporation then changed its name to Jilin Chemical Group Corporation (“JCGC”) and became the Company’s immediate holding company.

As a state-owned enterprise, JCGC was originally controlled and administered by Jilin provincial government, as well as supervised by the National Administration of Petroleum and Chemical Industries. According to the restructuring regulations promulgated by the State Council of the PRC, JCGC, together with certain oil fields and oil distribution companies, became wholly-owned subsidiaries of China National Petroleum Corporation (“CNPC”) since July 1, 1998. Therefore, CNPC becomes the ultimate holding company of the Company through its control over JCGC. Since then, the Company has been receiving continuing support from CNPC for its working capital requirements. At the date of this report, China Petroleum Finance Company Limited (“CP Finance”), subsidiary of CNPC, has agreed to provide credit facilities of Rmb 8 billion to the Company (see Note V 12).

In 1999, CNPC and its subsidiaries underwent a corporate restructuring (the “Corporate Restructuring”). According to the Corporate Restructuring, CNPC transferred the 2,396,300,000 state-owned shares of the Company owned by JCGC, together with certain assets and business undertakings of JCGC, to PetroChina Company Limited (“PetroChina”), a wholly-owned subsidiary of CNPC established on November 5, 1999. Accordingly, PetroChina becomes the Company’s immediate holding company.

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of preparation of the financial statements

The financial statements have been prepared in accordance with the Accounting Standards for Business Enterprises and the Accounting System for Business Enterprises as promulgated by the State of the People’s Republic of China.

2.	Accounting period

The Group’s accounting year starts on January 1 and ends on December 31.

3.	Reporting currency

The Group uses the Renminbi (“Rmb”) as its reporting currency.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.	Basis of accounting

The Company uses the accrual basis of accounting. Assets are initially recorded at actual cost and subsequently adjusted for impairment, if any.

5.	Foreign currency transactions

Transactions denominated in foreign currencies are translated into Rmb at the exchange rates stipulated by the People’s Bank of China prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Rmb at the exchange rates stipulated by the People’s Bank of China at the balance sheet date. Exchange differences arising from these translations are expensed, except for those relating to funds borrowed to finance the acquisition of fixed assets during the construction period which have been capitalized.

6.	Cash and cash equivalents

For the purposes of the cash flow statements, cash refers to all cash on hand and call deposits. Cash equivalents refer to short-term and highly-liquid investments (with original maturities of 3 months or less) that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

7.	Receivables and provision for bad debts

Receivables comprise accounts receivable and other receivables. The provision method is used to account for potential bad debts identified by management. Receivables are presented at actual amounts net of provision for bad debts.

(a)	Accounts receivables

Accounts receivable comprises related-party receivables and receivables from non-related parties.

The Company makes provision for bad debts based on an assessment of the recoverability of accounts receivable. Specific bad debt provisions are made for accounts receivables on an individual basis.

(b)	Other receivables

Specific provisions are made upon the assessment of the recoverability of other receivables on an individual basis.

(c)	Recognition criteria of bad debts loss

Where evidence (including liquidation, bankruptcy, negative equity, and significant cash flow problems of debtors, etc.) exists that balances cannot be recovered, bad debts are recognized and the balances are written off against the provision for bad debts.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	Receivables and provision for bad debts (continued)

(d)	Transfer and factor

Where accounts receivable and notes receivable have been transferred or factored and the cash have been substantially received from customers, the difference between proceeds derived from the transaction, net of relevant taxes, and the carrying amount of the accounts receivable and notes receivable is expensed in the period.

8.	Inventories

Inventories include raw materials, work in progress, finished goods, low value consumables and packing materials, and are presented at the lower of cost and net realizable value.

Inventories are recorded at their cost on acquisition. Cost is determined using the weighted average method. Low cost consumables are expensed in full when issued for use. Packaging materials are expensed upon issuance. The cost of finished goods and work in progress comprises raw material, direct labor and an allocation of all production overhead expenditures incurred based on normal operating capacity.

Provisions for declines in the value of inventories are determined on an item-by-item basis when the carrying value of the inventories is higher than their net realizable value. For large quantity and low value items of inventories, provision is made based on classes of inventories. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale.

The Group adopts perpetual inventory method for physical inventories.

9.	Long-term investments

Long-term equity investments comprise equity investments in subsidiaries, joint ventures and associates and other investments in companies that the Company intends to hold for more than one year.

Subsidiaries are investees in which the Company has, directly or indirectly, an interest of more than 50% of the voting rights, or otherwise has power to govern the investees’ financial and operating policies and obtain benefits from their operating activities. Joint ventures are investees that are under the joint control of the Company and other venturers. Associates generally represent investees in which the Company has an interest of between 20% to 50% of the voting rights or otherwise has significant influence over the financial and operating policies.

Long-term equity investments are recorded at the cost paid on acquisition. The Company accounts for long-term equity investments in subsidiaries, joint ventures and associates using the equity method of accounting. Other equity investments, which the Company intends to hold for more than one year, are accounted for using the cost method of accounting.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.	Long-term investments (continued)

When long-term equity investments acquired prior to 17 March 2003 are accounted for using the equity method of accounting, the difference between the initial cost of investment and the proportionate share of the net assets of the investee is amortized using the straight-line method over 10 years. Where long-term equity investments acquired after 17 March 2003 are accounted for using the equity method of accounting, if the initial cost of investment is less than the proportionate share of the net assets of the investee, the difference is accounted for as capital surplus. If there is an excess of the initial cost of investment over the proportionate share of net assets of the investee, the excess is amortized using the straight-line method over 10 years.

Under the equity method of accounting, the attributable share of the investees’ net profit or loss for the period is recognized as an investment income or loss and the carrying amount of the investment is adjusted accordingly. Cash dividends declared by an investee are accounted for as a reduction of the carrying amount of the investment. Under the cost method of accounting, investment income is recognized when the investees declare dividends.

Provision for diminution in value of long-term investments is made when the recoverable amount of the investments is lower than their carrying amount due to continuing decrease in their market prices or a deterioration in the invested companies’ operations. The recoverable amount of an individual asset is the higher of its net selling price and its value in use. The net selling price is the amount obtainable from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties, after deducting any incremental direct disposal costs. Value in use is the present value of estimated future cash flows expected to be derived from continuing use of the asset and from its disposal at the end of its useful life.

When there is an indication that the need for an impairment provision recorded in a prior year no longer exists or has decreased, the provision for impairment loss is reversed. The increased carrying amount of the assets should not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

10.	Fixed assets and depreciation

Fixed assets are tangible assets that are used in production, rendering of services, or held for management purposes, which have useful lives of more than one year and have relatively high unit price. Effective 1 January 2001, when construction takes place upon the Company’s land and the construction is for the Company’s own use, the carrying value of the land use rights is reclassified as part of the building costs within fixed assets.

Fixed assets purchased or constructed are recorded at cost, or at the appraised amount as approved by the state assets administration authorities pursuant to the Company’s restructuring.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	Fixed assets and depreciation (continued)

Fixed assets are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. If land use rights used for buildings has longer estimated useful lives than those of buildings, the excessive portion’s value is reflected in determination of the residual value of buildings. For the fixed assets being provided for impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives.

The categories, estimated useful lives, estimated residual values expressed as a percentage of cost and annual depreciation rates are as follows:

	Estimated useful	Estimated residual	Annual depreciation
	life	value	rate
Buildings	10 to 45 years	3%	2.16 – 9.70%
Plant and machinery	10 to 28 years	3%	3.46 – 9.70%
Equipment	8 to 28 years	3%	3.46 – 12.13%
Motor vehicles	12 years	3%	8.08%
When fixed assets are sold, transferred, disposed of or damaged, gains and losses on disposal are determined by comparing the proceeds with the carrying amount of the assets, adjusted by related taxes and expenses, and are included in non-operating income or expenses.

Repairs and maintenance of fixed assets are expensed as incurred. Subsequent expenditures for major reconstruction, expansion, improvement and renovation are capitalized when it is probable that future economic benefits in excess of the original assessment of performance will flow to the Company. Capitalized expenditures arising from major reconstruction, expansion and improvement are depreciated using the straight-line method over the remaining useful lives of the fixed assets. Capitalized expenditures arising from the renovation of fixed assets are depreciated on the straight-line basis over the expected beneficial periods.

Where indication exists that the recoverable amount may be lower than the carrying amount of an individual fixed asset, the Group will perform impairment test on it. An impairment provision is made when the recoverable amount is lower than the carrying amount.

When there is an indication that the need for an impairment provision recorded in a prior period no longer exists or has decreased, the provision for impairment loss is reversed. The increased carrying amount of the assets should not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	Construction in progress

Construction in progress represents fixed assets under construction or installation, which is recorded at actual cost. Cost comprises the original cost of machinery and equipment, installation costs, construction costs and other direct costs. Borrowing costs on specific borrowings for financing the construction or acquisition of fixed assets are capitalized as part of the cost of the fixed assets until the assets are ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.

Where indication exists that the recoverable amount may be lower than the carrying amount of an individual construction in progress, the Group will perform impairment test on it. An impairment provision is made when the recoverable amount is lower than the carrying amount. When there is an indication that the need for an impairment provision recorded in a prior period no longer exists or has decreased, the provision for impairment loss is reversed. The increased carrying amount of the assets should not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

12.	Intangible assets and amortization

Intangible assets include land use rights and technical know-how.

(a)	Land use rights

Land use rights are stated at acquisition cost, or at the appraised amount as approved by the state assets administration authorities pursuant to the Group’s restructuring. Land use rights are amortized on the straight-line basis over a period of 50 years.

From January 1, 2001, the cost of land use rights purchased or obtained by way of payment of a land use fee is stated at the actual amount paid and is recorded as intangible assets before developed for self-use projects. The carrying value of land use rights will be transferred to construction in progress if construction takes place on the Company’s land held for own use.

(b)	Technical know-how

Technical know-how represents the purchased cost of technical know-how relating to certain production facilities. The costs of know-how are included as part of the total contract price of the construction contract and are distinguishable. They are amortized using the straight-line method over the estimated useful life starting from the date when the underlying facilities are completed and ready for their intended use.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	Intangible assets and amortization (continued)

(c)	Impairment provision of intangible assets

Intangible assets are stated at the lower of the carrying amount and recoverable amount. Where indication exists that the recoverable amount may be lower than the carrying amount of an individual intangible asset, the Group will perform impairment test on it. An impairment provision is made when the recoverable amount is lower than the carrying amount.

When there is an indication that the need for an impairment provision recorded in a prior year no longer exists or has decreased, the provision for impairment loss is reversed. The increased carrying amount of the assets should not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

13.	Long-term deferred expenses

Long-term deferred expenses refer to those expenses which have been paid and should be amortized over one year (not including one year) and mainly include catalyst. Long-term prepaid expenses are amortized on the straight-line basis over the beneficial period and are presented at cost net of accumulated amortization.

14.	Borrowing costs

Borrowing costs, including interest, amortized premiums / discounts and exchange differences, incurred in connection with specific borrowings obtained for the acquisition or construction of fixed assets are capitalized as costs of the fixed assets when capital expenditures and borrowing costs are incurred and the activities have commenced to enable the assets to be ready for their intended use. The capitalization of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are expensed. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption period is more than 3 months. These costs should be recognised as expenses for the current period until the acquisition or construction is resumed.

Ancillary costs incurred in connection with the arrangement of specific borrowings before the relevant fixed asset being acquired or constructed is ready for its intended use should be capitalised in the period in which they are incurred. Ancillary costs incurred thereafter should be recognised as an expense in the period in which they are incurred.

The capitalized interests for each accounting period are determined by using the weighted average amount of accumulated expenditures incurred in that period for the acquisition or construction of fixed assets and the weighted average capitalization rate of the borrowings. The amount of interest capitalized during a period shall not exceed the amount of interest incurred during that period.

Interests incurred in connection with other borrowings are expensed as incurred.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	Provisions

Provisions for product warranties, external guarantees and pending litigation are recognized when the Company has a present obligation as a result of past transactions or events, and it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

16.	Employee social security and benefits

All Chinese employees of the Group participate in employee social security plans, including pension, medical, housing and other welfare benefits, organized and administered by the governmental authorities.

According to the relevant regulations, the premiums and welfare benefit contributions that should be borne by the Group are calculated based on percentages of the total salary of employees, subject to a certain ceiling, and are paid to the labor and social welfare authorities. Contributions to the plans are recorded as production costs or expensed as incurred.

17.	Revenue recognition

(a)	Sales

Revenue from the sale of goods is recognized when significant risks and rewards of ownership of the goods are transferred to the buyer, the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, and it is probable that the economic benefit associated with the transaction will flow to the Company and the relevant revenue and costs can be measured reliably.

(b)	Service income

When the total amount of revenue and costs arising from provision of services can be estimated reliably, it is probable that the economic benefits associated with the transaction will flow in and the stage of completion of the services provided can be measured reliably, service revenue is recognized using the percentage of completion method.

(c)	Other revenues are recognized on the following bases:

Interest income – recognized on a time proportion basis taking into account deposit balances and the effective yield;

Subsidy income – recognized when received.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	Operating leases

Leases of fixed assets where all the risks and rewards incident to ownership of the assets are in substance transferred to the lessees are classified as finance leases. All other leases are operating leases.

Payments made under operating leases are expensed on a straight-line basis over the period of the lease.

19.	Accounting for income tax

The Group accounts for enterprise and local income taxes using the liability method under the deferred tax method. The temporary difference arises from the timing difference of recognition of revenue, expense or profit and loss on tax and accounting basis. Cumulative income taxes at the end of each period are adjusted by applying the currently enacted tax rates on timing differences.

Deferred income tax assets are recognized to the extent that it is probable that taxable income will be available against which timing differences can be utilized in the near future.

20.	Basis of consolidation

Consolidated financial statements include the financial statements of the Company and its consolidated subsidiaries and are prepared in accordance with the circular [1995] No. 11 “Provisional Regulations on Consolidated Financial Statements” and other relevant regulations issued by the Ministry of Finance of the People’s Republic of China.

The Company starts to consolidate the revenue, cost and profit of its subsidiaries from the date it acquires effective control of the subsidiaries; and ceases to consolidate from the date effective control is lost. All material transactions, balances and unrealised profits between the Company and its consolidated subsidiaries have been eliminated in preparing the consolidated financial statements. Minority interests in the consolidated financial statements refer to the portion of the consolidated subsidiaries’ equity that the Group does not own.

In the event that the accounting policies of the consolidated subsidiaries are not consistent with those of the Company, and the difference caused by the inconsistency has a significant impact on the consolidated financial statements, adjustment is made to ensure compliance with the Company’s accounting policies.

A jointly controlled entity whose revenue is below 10% of that of the Company, total assets below 10% of those of the Company and total profit below 10% of that of the Company are not consolidated.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
III.	TAXATION

The principal types of taxes applicable to the Group are as follows:
(i)	Value added tax (“VAT”) – the Group’s sales revenue is subject to VAT at 17%. VAT payable is the net difference between periodic output VAT and deductible input VAT.

(ii)	Business tax (“BT”) – the Group’s gross service income is subject to BT at 5%.

(iii)	Consumption tax (“CT”) – the Group’s sales of gasoline and diesel oil are subject to CT at Rmb 277.6 per ton and Rmb 117.6 per ton, respectively.

(iv)	Income tax – the Group is subject to income tax at 33% of its taxable income.

(v)	City construction and maintenance tax (“CCMT”) – the Group is subject to CCMT at 7% of the total VAT, BT and CT payable.

(vi)	Education levy (“EL”) – the Group is subject to EL at 3% of the total VAT, BT and CT payable.
Jilin Winsway Chemical Industrial Store and Transport Limited (“Winsway”), a subsidiary of the Company, is a sino-foreign equity joint venture and subject to income tax at 33% from 2004. In August 2005, Winsway was liquidated upon the end of the approved operating period and was not consolidated into the Group’s financial statements (see Note IV (iii)).

Jilin City Songmei Acetic Co., Ltd. (“Songmei”), another subsidiary of the Company, is a sino-foreign cooperative joint venture and is eligible for a tax holiday of full exemption from income tax for the first two years starting from its first cumulative profit-making year of operation followed by a 50% reduction in the income tax rate from the third to fifth years in accordance with the tax regulations. Songmei is exempted from income tax for 2000 and 2001, being the first two profitable years. For 2002, 2003 and 2004, Songmei is subject to income tax at 15%. From 2005, Songmei is subject to income tax at 33%.

Jilin Jihua Jianxiu Company Limited (“Jianxiu”), a subsidiary of the Company established in 2001, is subject to income tax at 33%.

Jilin Jihua Jinxiang Pressure Vessel Inspection Co., Ltd. (“Jinxiang”), a subsidiary of Jianxiu established in 2003, is subject to income tax at 33%.

Jilin Province BASF JCIC NPG Co., Ltd. (“BASF”), a jointly controlled entity of the Company, is a sino-foreign equity joint venture and is eligible for a tax holiday of full exemption from income tax for the first two years starting from its first cumulative profit-making year of operation followed by a 50% reduction in the income tax rate from the third to fifth years. BASF commenced operation in 1998 and 2004 is the first cumulative profit-making year. Therefore, the Company is exempted from income tax in 2004 and 2005.

Jilin Lianli Trading Company Limited (“Lianli”), an associated company established in 2001, is subject to income tax at 33%.

IV.	MAJOR SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES

	Type of	Registered/		Investment	Percentage of
Name of enterprise	enterprise	paid-in capital	Business scope	amount	equity held	Consolidated
Subsidiaries

Winsway	Transportation	51,454,000	Provision of	36,154,000	70%	No (note iii)
	enterprise		transportation
			services for
			chemical materials
			and products

Songmei	Manufacturing	72,000,000	Manufacturing of	47,660,421	66%	Yes
	enterprise		acetic acid

Jianxiu	Construction	45,200,000	Machinery repair	44,537,759	99%	Yes
	enterprise		and installation

Jilin Xinghua Nitrochloro- benzene Company Limited (“Xinghua”)	Manufacturing enterprise	25,668,000	Manufacturing of Nitrochloro-benzene	19,250,000	75%	No (note i)

Jinxiang	Pressure	2,000,000	Inspection,	1,900,000	94%	Yes
	vessels		research and
	inspection		consultation of
	enterprise		pressure
			vessels

Jointly controlled entity

BASF	Manufacturing	150,000,000	Manufacturing of	60,066,150	40%	No (note ii)
	enterprise		petrochemical
			products
(i)	Xinghua has ceased its production and started liquidation in 2000 as it incurred substantial losses and had a negative equity. By the end of 2002, the assets and liabilities of Xinghua have been written down to nil. In accordance with circular (1995) No. 11 promulgated by the Ministry of Finance of the People’s Republic of China, the financial statements of Xinghua are not consolidated, and the long-term investment in Xinghua was written off.

(ii)	According to BASF’s articles of association, BASF is jointly controlled by the Company and the other joint venture partner. Therefore, BASF is a jointly controlled entity of the Company. As the amounts of revenue and total profit for 2004 and total assets as at December 31, 2004 of BASF are less than 10% of the respective amounts of the Company, the financial statements of BASF are not consolidated and are accounted for using the equity method of accounting in accordance with circular (1996) No. 2 “Comments on the Consolidation Scope for the Purpose of Consolidated Financial Statements”.

(iii)	On August 6, 2005, Winsway was liquidated upon the end of the approved operating period. The liquidation process was completed before the year end. In accordance with circular (1995) No. 11 promulgated by the Ministry of Finance of the People’s Republic of China, the financial statements of Winsway has not been consolidated since August 2005.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
V.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.	Cash and bank

	December 31, 2005	December 31, 2004
Cash on hand	19,591	6,486
Cash in bank	8,827,520	14,622,733

	8,847,111	14,629,219

Cash held in foreign currencies at December 31, 2005 is as follows:

Currency	Amount	Exchange rate	Rmb equivalent
USD	5,225	8.0702	42,167
2.	Accounts receivable and other receivables

(a)	Accounts receivable

	December 31, 2005	December 31, 2004
Accounts receivable	787,397,955	896,142,211
Less: Specific provision	(504,056,130)	(641,441,767)

	283,341,825	254,700,444

(1)	Ageing analysis for accounts receivable and provision for bad debts:

	December 31, 2005			December 31, 2004
	Accounts		Provision for	Accounts		Provision for
	receivable	%	bad debts	receivable	%	bad debts
Ageing:
Within 1 year	256,776,796	33	—	211,529,663	24	—
1-2 years	—	—	—	2,042,308	—	—
2-3 years	2,042,308	—	(666,358)	298,777	—	(298,777)
More than 3 years	528,578,851	67	(503,389,772)	682,271,463	76	(641,142,990)

	787,397,955	100	(504,056,130)	896,142,211	100	(641,441,767)

In 2005, accounts receivable of Rmb 137,005,574 (2004: Rmb 237,879,702) were written off against the provision for bad debts.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
V.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	Accounts receivable and other receivables (continued)

(2)	Except for the receivables due from PetroChina Group Companies as disclosed in Note VII (g), there are no balances due from shareholders who hold more than 5% (including 5%) of the shares of the Company included in accounts receivable.

(3)	At December 31, 2005, the total balance of the five largest accounts receivable was Rmb329,628,654, representing 42% of the total accounts receivable balance.

(4)	The Group’s provisioning policy for doubtful debts is based on a detailed review of the collectibility of the receivable balances at year end. This provisioning policy and the basis for recognition of receivables have been consistently applied. At December 31, 2005, accounts receivable aged over 3 years mainly comprise receivables due from third party debtors of Rmb 12.18 million (2004: Rmb 27.50 million) and JCGC of Rmb 13.01 million (2004: Rmb 13.63 million), respectively. Based on a detailed review of the collectibility of the above un-provided receivable balances at December 31, 2005, management considers that there has been no change in the assessment results from prior years as these debtors are under stable operation status, have good historical repayment records and have complied with the debt repayment schedules as agreed with the Group. Accordingly, no provision is necessary.

(b)	Other receivables

	December 31, 2005	December 31, 2004
Other receivables	87,928,899	118,456,441
Less: Specific provision	(65,788,775)	(73,381,286)

	22,140,124	45,075,155

(1)	Ageing analysis for other receivables and provision for bad debts:

	December 31, 2005			December 31, 2004
			Provision for	Other		Provision for
	Other receivables	%	bad debts	receivables	%	bad debts
Ageing:
Within 1 year	92,816	—	—	24,807,982	21	—
1-2 years	5,313,807	6	—	837,310	—	(127,602)
2-3 years	91,298	—	—	1,154,676	—	(163,607)
More than 3 years	82,430,978	94	(65,788,775)	91,656,473	79	(73,090,077)

	87,928,899	100	(65,788,775)	118,456,441	100	(73,381,286)

In 2005, other receivables of Rmb 6,647,976 (2004: Rmb 133,691) were written off against the provision for bad debts.
(2)	There are no balances due from shareholders who hold more than 5% (including 5%) of the shares of the Company included in other receivables.

(3)	At December 31, 2005, the total balance of the five largest other receivables was Rmb 44,939,037, representing 51% of the total other receivables balance.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
V.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	Advances to suppliers

(a)	Ageing analysis of advances to suppliers is as follows:

	December 31, 2005		December 31, 2004
	Balance	%	Balance	%
Ageing:
Within 1 year	51,164,749	76	361,188,190	95
1-2 years	5,478,233	8	7,984,731	3
2-3 years	7,945,710	12	1,918,666	—
More than 3 years	2,846,025	4	5,867,824	2

	67,434,717	100	376,959,411	100

Advances to suppliers aged over one year mainly include advance payments to acquire plant and machinery.
(b)	There are no balances included in advances to suppliers which are due from shareholders who hold more than 5% (including 5%) of the shares of the Company.

4.	Inventories

	December 31,			December 31,
	2004			2005
Cost:
Raw materials	1,294,876,600			945,519,998
Work in progress	692,320,089			572,050,085
Finished goods	460,687,071			145,907,542
Spare parts	406,903,650			468,402,126
Low value consumables and packing materials	7,563,052			3,117,454

	2,862,350,462			2,134,997,205

Provision for diminution in value of inventories:		Additions	Deductions
Raw materials	(70,820,662)	—	—	(70,820,662)
Work in progress	(5,643,854)	—	—	(5,643,854)
Finished goods	(16,210,129)	—	2,748	(16,207,381)
Spare parts	(163,262,401)	—	—	(163,262,401)
Low value consumables and packing materials	(360,033)	—	—	(360,033)

	(256,297,079)	—	2,748	(256,294,331)

	2,606,053,383			1,878,702,874

In 2005, cost of inventories recognised in cost of sales and operating expenses amounts to Rmb 33,916,060,780 (2004: Rmb 28,708,451,378).

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
V.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.	Prepaid expenses

	January 1,			December 31,
	2005	Additions	Amortization	2005
Catalyst	14,692,609	15,777,859	(25,474,175)	4,996,293
Insurance premium	934,351	2,533,799	(2,396,611)	1,071,539
Other	4,229,524	37,736,218	(36,642,139)	5,323,603

	19,856,484	56,047,876	(64,512,925)	11,391,435

The useful life of above catalyst is within one year.
6.	Long-term equity investments

	January 1,			December 31,
	2005	Additions	Decrease	2005
Jointly controlled entity	89,834,909	13,881,496	(24,000,000)	79,716,405
Associated company	9,304,685	1,719,262	—	11,023,947

	99,139,594	15,600,758	(24,000,000)	90,740,352

There is no restriction on the realization of these long-term investments or transferability of investment income to the Company.

V.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	Long-term equity investments (continued)

(a)	Details of long-term investments:

		Percentage of equity held		Original investment
		January 1,	December 31,	January 1,			December 31,
Name of enterprise	Investment period	2005	2005	2005	Additions	Decrease	2005
		%	%
Unconsolidated subsidiary
- Xinghua (Note IV (i))		—	—	—	—	—	—
- Winsway (Note IV (iii))		70	—	36,154,000	—	(36,154,000)	—
Jointly controlled entity
- BASF	From November 18, 1995	40	40	60,066,150	—	—	60,066,150
Associated company
- Lianli	March 22, 2001 to March 22, 2006	47	47	20,042,147	—	—	20,042,147

				116,262,297	—	(36,154,000)	80,108,297

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
V.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	Long-term equity investments (continued)

(b)	The movement of long-term investments accounted for using the equity method of accounting is as follows:

	January 1, 2005	Additional	Reduction in	Share of net	Dividend	December 31, 2005
	carrying amount	investment	investment	profit	received	carrying amount
Jointly controlled entity
- BASF	89,834,909	—	—	13,881,496	(24,000,000)	79,716,405
Associated company
- Lianli	9,304,685	—	—	1,719,262	—	11,023,947

	99,139,594	—	—	15,600,758	(24,000,000)	90,740,352

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
V.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	Fixed assets and accumulated depreciation

		Plant and
	Buildings	machinery	Equipment	Motor vehicles	Total
Cost
January 1, 2005	1,758,552,631	11,622,153,893	2,636,382,789	179,886,250	16,196,975,563
Transfer from CIP (Note V 8)	31,440,581	117,531,248	90,174,830	4,629,817	243,776,476
Other additions	3,392,615	—	607,912	31,966,422	35,966,949
Disposals	(21,071,432)	(122,840,929)	(36,901,872)	(45,062,391)	(225,876,624)

December 31, 2005	1,772,314,395	11,616,844,212	2,690,263,659	171,420,098	16,250,842,364

Accumulated depreciation
January 1, 2005	722,644,107	3,989,998,260	1,904,382,191	102,892,295	6,719,916,853
Depreciation	81,629,979	656,900,918	175,653,524	21,344,641	935,529,062
Disposals	(8,390,021)	(57,399,593)	(23,039,978)	(41,091,274)	(129,920,866)

December 31, 2005	795,884,065	4,589,499,585	2,056,995,737	83,145,662	7,525,525,049

Net book value
December 31, 2005	976,430,330	7,027,344,627	633,267,922	88,274,436	8,725,317,315

December 31, 2004	1,035,908,524	7,632,155,633	732,000,598	76,993,955	9,477,058,710

Provision for Impairment
January 1, 2005	54,004,790	176,484,961	46,996,897	4,536,600	282,023,248
Depreciation	—	155,220,007	—	—	155,220,007
Deductions	—	(18,014,476)	—	—	(18,014,476)

December 31, 2005	54,004,790	313,690,492	46,996,897	4,536,600	419,228,779

Net carrying amount
December 31, 2005	922,425,540	6,713,654,135	586,271,025	83,737,836	8,306,088,536

December 31, 2004	981,903,734	7,455,670,672	685,003,701	72,457,355	9,195,035,462

As at December 31, 2005, the cost of fully depreciated fixed assets still in use amounted to Rmb 638,019,761.
At the end of 2005, the Group reviewed its fixed assets and made an impairment provision of Rmb 155,220,007. The provision was included in non-operating expenses for the year (Note V 29)

V.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	Construction in progress

								Total additions
		January 1		Transfer out to	Transfer out to	December 31,		as a % of
Name of project	Budget	,2005	Additions	fixed assets	intangible assets (c)	2005	Source of funds	budget
Improvement project for F0501 boiler	25,000,000	—	23,331,331	(23,331,331)	—	—	Working capital	93%
Improvement project for F0301 boiler	25,000,000	—	22,543,492	(22,543,492)	—	—	Working capital	90%
Improvement project for F0201 boiler	25,000,000	—	21,057,408	—	—	21,057,408	Working capital	84%
Improvement project for spin-drier system	19,000,000	—	18,540,960	(18,540,960)	—	—	Working capital	98%
Improvement project for F0601 boiler	25,000,000	—	18,013,744	—	—	18,013,744	Working capital	72%
Improvement project for commutation project	19,998,000	16,276,011	2,591,208	(18,867,219)	—	—	Working capital	94%
Other (a)		33,499,735	196,002,684	(160,493,474)	(4,417,000)	64,591,945

		49,775,746	302,080,827	(243,776,476)	(4,417,000)	103,663,097

Provision for impairment (b)		(7,220,081)	—	—	—	(7,220,081)

		42,555,665				96,443,016

(a)	Other projects represent construction in progress with individual cost of less than Rmb 15 million.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
V.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.	Intangible assets

		Technical
	Land use rights	know-how	Total
Cost
January 1, 2005	1,149,201,148	924,504,667	2,073,705,815
Transfer from CIP (Note V 8)	—	4,417,000	4,417,000
Deductions	(22,642,434)	(44,804,880)	(67,447,314)

December 31, 2005	1,126,558,714	884,116,787	2,010,675,501

Accumulated amortization
January 1, 2005	235,599,745	486,268,134	721,867,879
Additions	22,866,259	85,985,885	108,852,144
Amortization	(4,905,860)	(44,804,880)	(49,710,740)

December 31, 2005	253,560,144	527,449,139	781,009,283

Net book value
December 31, 2005	872,998,570	356,667,648	1,229,666,218

December 31, 2004	913,601,403	438,236,533	1,351,837,916

Provision for impairment
January 1, 2005	—	6,698,195	6,698,195
Additions	—	—	—

December 31, 2005	—	6,698,195	6,698,195

Net carrying amount
December 31, 2005	872,998,570	349,969,453	1,222,968,023

December 31, 2004	913,601,403	431,538,338	1,345,139,741

Remaining years of amortization	39 – 46 years	2 – 10 years

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
V.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	Long-term deferred expenses

		Accumulated	January 1,			December 31,	Remaining years
	Cost	amortization	2005	Additions	Amortization	2005	of amortization
Catalyst	423,778,573	249,785,125	64,648,462	146,786,217	(37,441,231)	173,993,448	1-5

The useful life of above catalyst is over 1 year.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
V.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	Deferred tax assets

	December 31, 2005	December 31, 2004
Assets impairment provision and disposal loss (a)	376,671,546	435,203,118
Tax losses (b)	542,971,315	—
Accelerated depreciation and amortisation (c)	(337,234,105)	(119,622,477)

	582,408,756	315,580,641

(a)	At December 31, 2004, the Company’s deductible timing differences amounted to Rmb 1,318 million, including asset impairment provision of Rmb 1,222 million and fixed asset disposal loss of Rmb 96 million, which had not been approved by the tax authorities. Accordingly, deferred income tax assets of Rmb 435 million are recognised under the deferred tax method, as the Group believes that the realisation of the related tax benefit through taxable income in the near future is probable. In the year ended December 31, 2005, deferred income tax assets of Rmb 58 million are realised for the depreciation of unapproved assets impairment.

(b)	At December 31, 2005, the Company’s deductible taxable loss amounted to Rmb 1,645 million. Deferred income tax assets of Rmb 543 million are recognised under the deferred tax method, as the Company believes that the realisation of the related taxable loss through taxable income in the near future is probable.

(c)	On September 20, 2004, the Chinese Ministry of Finance and State Tax Bureau issued an income tax regulation which allows certain old industrial companies in northeast China to shorten the depreciation and amortization periods of fixed assets (excluding building) and intangible assets up to 40% of their useful lives on tax basis, effective July 1, 2004. As a result, timing differences of Rmb 659 million relating to the accelerated depreciation and amortization of fixed assets and intangible assets are derived as of December 31, 2005, which resulted in a deferred tax liability and year end cumulative balance of Rmb 218 million and 337 million, respectively.
12.	Short-term loans

	December 31, 2005	December 31, 2004
Guaranteed loans – Rmb	—	44,640,000
Unsecured loans – Rmb	2,102,570,000	2,874,330,000

	2,102,570,000	2,918,970,000

Pursuant to a loan facility commitment letter dated February 6, 2004, CP Finance has confirmed to extend the period of borrowing facilities of Rmb 8 billion granted to the Company to December 31, 2008. At December 31, 2005, borrowings from CP Finance amounted to Rmb 2.1 billion. The loans bear average interest at a rate of 5.10% per annum.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
V.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	Accounts payable, advances from customers and other payables

Except for the payables due to PetroChina Group Companies as disclosed in Note VII (g), there are no balances included in accounts payable, advances from customers and other payables which are due to shareholders who hold more than 5% (including 5%) of the shares of the Company.

Except for certain payables in respect of capital expenditures, a portion of which was aged over 3 years, there were no balances included in other payables of which the age exceeded 3 years at the year end. There were no balances included in advances from customers of which the age exceeded 1 year at the year end.

14.	Taxes payable

	December 31, 2005	December 31, 2004
Value added tax	(146,644,835)	(53,327,903)
Business tax	659,567	817,735
City construction and maintenance tax	(7,325,833)	1,457,548
Consumption tax	(1,103,554)	89,320,743
Income tax	(14,461,196)	113,079,160
Property tax	(365)	(13,044)
Other	936,622	3,000,658

	(167,939,594)	154,334,897

15.	Accrued expenses

	December 31, 2005	December 31, 2004
Interest expense on loans	25,721,583	26,049,897

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
V.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.	Long-term liabilities due within one year

	December 31, 2005	December 31, 2004
Long-term loans due within one year (Note V 17)
Guaranteed loans – USD	25,600,454	44,329,941
Unsecured loans – USD	3,005,201	3,082,023

	28,605,655	47,411,964

Other long-term liabilities due within one year (Note V 18)
Guaranteed loans – USD	45,134,463	46,282,726
– JPY	46,858,299	54,349,108
– EUR	—	19,061,632

	91,992,762	119,693,466

	120,598,417	167,105,430

17.	Long-term loans

	December 31, 2005	December 31, 2004
Guaranteed loans	480,329,855	608,530,564
Unsecured loans	69,119,610	73,968,550

	549,449,465	682,499,114

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
V.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	Long-term loans (continued)

	Balance at		Foreign	Exchange	Interest
Name of lender	December 31, 2005	Currency	currency amount	rate	rate%	Due date	Conditions
Construction Bank of China, Jilin Branch	102,420,309	USD	13,022,000	8.0702	8.66	September 30, 2009	Guaranteed by JCGC
Bank of China, Changchun sub-branch	72,124,811	USD	8,937,178	8.0702	—	September 29, 2029	Unsecured
Bank of China, Jilin Branch	403,510,000	USD	50,000,000	8.0702	LIBOR+60bps	March 14, 2007	Guaranteed by PetroChina

	578,055,120

Current portion of long-term loans (Note V 16)	(28,605,655)

	549,449,465

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
V.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	Other long-term liabilities

Other long-term liabilities include unsecured long-term loans from JCGC.

	December 31, 2005	December 31, 2004	Interest rate
Payables to JCGC - Ethylene Project loans	177,941,305	333,208,992	4.1%-7.86%

Other long-term liabilities due within one year (Note V 16)	(91,992,762)	(119,693,466)

	85,948,543	213,515,526

As at 31 December 2005, the payables to JCGC of Rmb 177,941,305 (2004: Rmb 333,208,992) are bank loans borrowed through JCGC and Guaranteed by PetroChina.

The Ethylene Project loans include loans denominated in US Dollar and Japanese Yen. These loans will mature through September 30, 2008.

	December 31, 2005		December 31, 2004
	Original	Rmb	Original	Rmb
	currency	equivalent	currency	equivalent
US Dollar	11,002,848	88,795,180	16,593,913	137,339,517
Japanese Yen	1,297,312,500	89,146,125	1,979,225,000	157,746,212
Euro	—	—	3,384,913	38,123,263

		177,941,305		333,208,992

19.	Share capital

	December 31, 2005	December 31, 2004
	(Shares in thousand)	(Shares in thousand)
Non-listed shares:
- State-owned shares	2,396,300	2,396,300

Listed shares:
- H shares and ADSs	964,778	964,778
- A shares	200,000	200,000

	1,164,778	1,164,778

Total	3,561,078	3,561,078

Total share capital (Rmb)	3,561,078,000	3,561,078,000

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
V.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.	Share capital (continued)

(a)	On May 23, 1995, the Company issued 893,027,000 shares, with a par value of Rmb 1.00 each, in overseas stock exchanges, of which 89,302,700 shares were H shares and 8,037,243 shares were American Depositary Shares (“ADSs”) (1 ADS = 100 H shares). The issue prices for the H shares and ADSs were HK$ 1.589 per H share and US$ 20.75 per ADS, respectively.

(b)	On June 17, 1995, the Company issued 71,751,000 H shares, with a par value of Rmb 1.00 each, to overseas underwriters in the form of 717,510 ADSs. The issue price was US$ 20.75 per ADS. These ADSs were issued pursuant to the exercise of the over-allotment option by the underwriters in accordance with the underwriting agreement dated May 23, 1995.

(c)	Pursuant to the approval of China Securities Regulatory Commission Zhengjianfazi [1996] No. 234, the Company issued 50,000,000 A shares, with a par value of Rmb 1.00 each, of which 30,000,000 shares were issued to the public at Rmb 3.5 per share and the remaining 20,000,000 shares were issued to the Company’s employees at the same price. The 30,000,000 A shares issued to the public were traded on the Shenzhen Stock Exchange on October 15, 1996 and the 20,000,000 A shares issued to the employees were traded on the Shenzhen Stock Exchange on April 15, 1997.

(d)	Pursuant to a document issued by China Securities Regulatory Commission at December 13, 1999, approval was granted to the Company to issue an additional 150,000,000 A shares with a par value of Rmb 1.00 each, of which 22,500,000 shares were issued to investment funds and the remaining 127,500,000 shares were issued to the Company’s A shareholders at a ratio of 1:2.55 shares for each share held by such shareholders. The Company issued these shares in January 2000 at a price of Rmb 3.3 per share. The gross proceeds from the issue totalled Rmb 495,000,000; after deducting issue expenses, the net proceeds amounted to Rmb 485,520,000. The Company’s total number of issued shares increased from 3,411,078,000 shares to 3,561,078,000 shares.

20.	Capital surplus

	January 1, 2005	Additions	Decrease	December 31, 2005
Share premium	2,281,092,338	—	—	2,281,092,338
Reserve for non-cash donations received	8,408,898	—	—	8,408,898
Reserve for equity investments	4,106,100	—	—	4,106,100
Other	11,550	1,923,809	—	1,935,359

	2,293,618,886	1,923,809	—	2,295,542,695

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
V.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.	Common reserve funds

	January 1, 2005	Additions	Decrease	December 31, 2005
Statutory common reserve fund	160,154,718	—	(2,171,774)	157,982,944
Statutory common welfare fund	126,834,279	—	—	126,834,279
Discretionary common reserve fund	414,453,720	—	—	414,453,720

	701,442,717	—	(2,171,774)	699,270,943

According to the Company Law of the People’s Republic of China, the Company’s Articles of Association and resolutions of the Board of Directors, the Company is required to transfer 10% of each year’s net profit, net of losses carried forward, to the statutory common reserve fund until the fund balance reaches 50% of the registered share capital after which the transfer may cease. Upon approval by the relevant authorities, this reserve can be used to offset losses carried forward, or to increase share capital. Other than using the reserve to offset losses carried forward, the balance remaining after the use of this reserve to increase capital should not be less than 25% of the registered share capital.

In addition, the Company is required to transfer 5% to 10% of each year’s net profit, net of losses carried forward, to the statutory common welfare fund. This reserve can only be used for employees’ collective welfare benefits and is not available for distribution to shareholders. When the funds from the statutory common welfare fund are utilized, the amount utilized is transferred from this fund to the discretionary common reserve fund. The amount utilized is either capitalized as assets or expensed.

The Board of Directors may propose, subject to the approval of the shareholders’ general meeting, the transfer to the discretionary common reserve fund. Upon obtaining the relevant approvals, this reserve can be used to offset losses carried forward, or to increase share capital.

In 2005, Winsway was liquidated upon the end of the approved operating period and was not consolidated into the Company’s financial statements (see Note IV (iii)). Therefore, its statutory common reserve fund was transferred out accordingly.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
V.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	Accumulated losses

	2005	2004
Accumulated losses at January 1, 2005	(702,515,175)	(3,276,275,225)
Add: Net (loss)/profit for the year	(762,479,379)	2,573,760,050
Other transfer in	2,171,774	—

Accumulated losses at December 31, 2005	(1,462,822,780)	(702,515,175)

In accordance with the PRC Company Law and the Articles of Association of the Company, the Company is required to appropriate net profit after taxation in the following order:
(i)	to offset accumulated losses

(ii)	to transfer 10% of profit after taxation to the statutory common reserve fund;

(iii)	to transfer 5% to 10% of profit after taxation to the statutory common welfare fund;

(iv)	to transfer to discretionary common reserve fund according to the approval of the shareholders’ general meeting;

(v)	to distribute common stock dividend.
23.	Sales revenue

The Group’s principal activities consist of the processing of crude oil and coal into petroleum products, petrochemical and organic chemical products, synthetic rubber products, chemical fertilizers and inorganic chemical products for sale in the PRC.

	2005	2004
Petroleum products	15,355,627,117	14,076,504,026
Petrochemical and organic chemical products	12,876,789,276	11,743,834,984
Synthetic rubber products	1,559,417,163	1,416,846,689
Chemical fertilizers and inorganic chemical products	598,459,121	665,600,803

	30,390,292,677	27,902,786,502

The sales to the five largest customers of the Group in 2005 amounted to Rmb 22,922,405,789, representing 75% of Group’s total sales.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
V.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	Cost of sales

	2005	2004
Petroleum products	17,018,140,356	13,754,338,869
Petrochemical and organic chemical products	10,746,346,357	8,325,196,060
Synthetic rubber products	1,233,266,230	1,072,712,774
Chemical fertilizers and inorganic chemical products	685,678,158	732,655,385

	29,683,431,101	23,884,903,088

25.	Sales tax and other levies

Sales tax and other levies mainly include consumption tax, city construction and maintenance tax, and education levy.

26.	Other operating expenses

Other operating expenses were derived from sales of materials and utilities, repairment and transportation business.

27.	Financial expenses, net

	2005	2004
Interest expense	165,279,487	270,070,785
Less: Interest income	(1,152,824)	(1,753,286)
Exchange loss	1,130,544	19,337,171
Less: Exchange gain	(49,263,597)	(10,684,854)
Other	180,286	441,629

	116,173,896	277,411,445

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
V.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	Investment income

	2005	2004
Share of profit of a jointly controlled entity	13,881,496	36,112,288
Share of profit of an associated company	1,719,262	4,397,015

	15,600,758	40,509,303

29.	Non-operating income and expenses

	2005	2004
Non-operating income:
Gain on disposal of fixed assets	7,067,857	74,290,268
Gain on disposal of intangible assets	19,643,426	—
Other	5,970,853	2,564,013

	32,682,136	76,854,281

	2005	2004
Non-operating expenses:
Loss on impairment of fixed assets	155,220,007	—
Loss on disposal of fixed assets	53,707,931	47,878,367
Litigation loss	44,918,000	—
Loss on temporary shutdown	30,448,375	18,560,533
Loss on impairment of CIP	—	7,220,081
Loss on impairment of intangible assets	—	6,698,195
Other	1,100,675	4,872,642

	285,394,988	85,229,818

30.	Income tax

	2005	2004
Income tax:
- Company	(110,735,947)	177,147,262
- Approved income tax deduction relating to capital expenditures (a)	—	(65,560,574)
- Subsidiaries	177,915	198,263
Deferred tax (Note V 11)	(266,828,115)	(315,580,641)

	(377,386,147)	(203,795,690)

(a)	In accordance with a PRC income tax regulation, upon the approval of provincial tax authorities, 40% of certain capital expenditures relating to technology upgrade of fixed assets can be used to offset the income tax provision. In 2005, there’s no such capital expenditures for the year (2004: Rmb 66 milllion).

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
VI.	NOTES TO THE FINANCIAL STATEMENTS OF THE COMPANY

1.	Accounts receivable

(a)	Accounts receivable

	December 31, 2005	December 31, 2004
Accounts receivable	922,361,780	963,343,437
Less: Specific provision	(503,389,772)	(640,775,409)

	418,972,008	322,568,028

(1)	Ageing analysis for accounts receivable and provision for bad debts:

	December 31, 2005			December 31, 2004
	Accounts		Provision for	Accounts		Provision for
	receivable	%	bad debts	receivable	%	bad debts
Ageing:
Within 1 year	394,449,288	43	—	281,439,555	29	—
1-2 years	—	—	—	—	—	—
2-3 years	—	—	—	298,777	—	(298,777)
More than 3 years	527,912,492	57	(503,389,772)	681,605,105	71	(640,476,632)

	922,361,780	100	(503,389,772)	963,343,437	100	(640,775,409)

In 2005, accounts receivable of Rmb 137,070,574 (2004: Rmb 237,879,702) were written off against the provision for bad debts.
(2)	Except for the receivables due from PetroChina Group Companies as disclosed in Note VII (g), there are no balances due from shareholders who hold more than 5% (including 5%) of the shares of the Company included in accounts receivable.

(3)	At December 31, 2005, the total balance of the five largest accounts receivable was Rmb 453,715,513, representing 49% of the total accounts receivable balance.

(4)	The Company’s provisioning policy for doubtful debts is based on a detailed review of the collectibility of the receivable balances at year end. This provisioning policy and the basis for recognition of receivables have been consistently applied. At December 31, 2005, accounts receivable aged over 3 years which have not been provided provision mainly comprise receivables due from third party debtors of Rmb 11.51 million (2004: Rmb 27.5 million) and JCGC of Rmb 13.01 million (2004: Rmb 13.63 million), respectively. Based on a detailed review of the collectibility of the above un-provided receivable balances at December 31, 2005, management considers that there has been no change in the assessment results from prior years as these debtors are under stable operation status, have good historical repayment records and have complied with the debt repayment schedules as agreed with the Company. Accordingly, no provision is necessary.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
VI.	NOTES TO THE FINANCIAL STATEMENTS OF THE COMPANY (continued)

(b)	Other receivables

	December 31, 2005	December 31, 2004
Other receivables	66,466,700	92,476,222
Less: Specific provision	(65,788,775)	(73,381,286)

	677,925	19,094,936

(1)	Ageing analysis for other receivables and provision for bad debts:

	December 31, 2005			December 31, 2004
	Other		Provision for	Other		Provision for
	receivables	%	bad debts	receivables	%	bad debts
Ageing:
Within 1 year	92,816	—	—	18,310,771	20	—
1-2 years	96,351	—	—	302,810	—	(127,602)
2-3 years	91,298	—	—	772,564	—	(163,607)
More than 3 years	66,186,235	100	(65,788,775)	73,090,077	80	(73,090,077)

	66,466,700	100	(65,788,775)	92,476,222	100	(73,381,286)

In 2005, other receivables of Rmb 6,647,976 (2004: Rmb 133,691) were written off against the provision for bad debts.
(2)	There are no balances due from shareholders who hold more than 5% (including 5%) of the shares of the Company included in other receivables.

(3)	At December 31, 2005, the total balance of the five largest other receivables was Rmb 25,511,571, representing 38% of the total other receivables balance.

2.	Long-term equity investments

	January 1,			December 31,
	2005	Additions	Decrease	2005
Subsidiaries (Note (1))	70,330,134	737,378	(36,073,554)	34,993,958
Jointly controlled entity (Note (2))	89,834,909	13,881,496	(24,000,000)	79,716,405
Associated company (Note (2))	9,304,685	1,719,262	—	11,023,947

	169,469,728	16,338,136	(60,073,554)	125,734,310

As at December 31, 2005, total investment of the Company represents 2% of the net assets.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
VI.	NOTES TO THE FINANCIAL STATEMENTS OF THE COMPANY (continued)

2.	Long-term equity investments (continued)

(1)	Subsidiaries

(a)	Details of long-term investments:

Name of enterprise	Investment period	Percentage of equity held		Original investment
		January 1,	December	January 1,			December 31,
		2005	31, 2005	2005	Additions	Deductions	2005
		%	%
Winsway	August 7, 1995 to August 6, 2005	70	—	36,154,000	—	(36,154,000)	—
Songmei	December 26, 1997 to December 25, 2017	66	66	47,660,421	—	—	47,660,421
Jianxiu	February 12, 2001 to February 12, 2008	99	99	44,537,759	—	—	44,537,759
Xinghua	February 21, 1991 to February 20, 2011	75	75	19,250,000	—	—	19,250,000

				147,602,180	—	(36,154,000)	111,448,180

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
VI.	NOTES TO THE FINANCIAL STATEMENTS OF THE COMPANY (continued)

2.	Long-term equity investments (continued)

(1)	Subsidiaries (continued)

(b)	The movement of investments in subsidiaries accounted for using the equity method of accounting is as follows:

	January 1, 2005	Additional	Share of		December 31, 2005
	carrying amounts	investment	net profit /(loss)	Dividend received	carrying amounts
Winsway (Note)	36,740,580	—	(667,026)	(36,073,554)	—
Songmei	19,638,596	—	639,986	—	20,278,582
Jianxiu	13,950,958	—	764,418	—	14,715,376
Xinghua (Note IV (i))	—	—	—	—	—

	70,330,134	—	737,378	(36,073,554)	34,993,958

Note: In August 2005, Winsway was liquidated upon the end of the approved operating period and was not consolidated into the Company’s financial statements. The Company’s long-term investments are realised through fixed assets, inventory, cash, etc.
(2)	See Note V 6 for investments in jointly controlled entity and associated company.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
VI.	NOTES TO THE FINANCIAL STATEMENTS OF THE COMPANY (continued)

3.	Sales revenue

	2005	2004
Petroleum products	15,355,627,117	14,076,504,026
Petrochemical and organic chemical products	12,794,822,349	11,706,115,835
Synthetic rubber products	1,559,417,163	1,416,846,689
Chemical fertilizers and inorganic chemical products	598,459,121	665,600,803

	30,308,325,750	27,865,067,353

4.	Cost of sales

	2005	2004
Petroleum products	17,018,140,356	13,754,338,869
Petrochemical and organic chemical products	10,692,309,449	8,260,952,413
Synthetic rubber products	1,233,266,230	1,072,712,774
Chemical fertilizers and inorganic chemical products	685,678,158	732,655,385

	29,629,394,193	23,820,659,441

5.	Investment income

	2005	2004
Share of profit of a jointly controlled entity	13,881,496	36,112,288
Share of profit of an associated company	1,719,262	4,397,015
Share of profit / (loss) of subsidiaries	737,378	(32,067,435)

	16,338,136	8,441,868

There is no restriction on the transferability of investment income to the Company.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(All amounts are stated in Rmb Yuan unless otherwise stated)
VII.	RELATED COMPANIES AND RELATED PARTY TRANSACTIONS

(a)	Related companies in which control exists:

	Place of		Relationship with	Nature of the
Name of enterprise	registration	Principal activities	the Company	enterprise	Legal representative

CNPC	PRC	Exploration, development, production and sale of natural resources	Ultimate holding company	State-owned enterprise	Chen Geng

PetroChina	PRC	Exploration, manufacture and sale of petroleum and natural gas; pipeline transportation, manufacture and sale of petrochemical products	Immediate holding company	Joint stock limited company	Chen Geng

Winsway (Note)	PRC	Transportation of petrochemical products	Original subsidiary	Sino-foreign equity joint venture	Ni Muhua

Songmei	PRC	Manufacture of acetic acid	Subsidiary	Sino-foreign co-operative joint venture	Ni Muhua

Jianxiu	PRC	Machinery repair and installation	Subsidiary	Joint venture	Duan Liangwei

Jinxiang	PRC	Inspection, research and consultation of pressure vessels	Indirect subsidiary	Limited company	Li Jianqiang
Note: In 2005, Winsway was liquidated upon the end of the approved operating period and was not consolidated into the Company’s financial statements (see Note IV (iii)).

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 (All amounts are stated in Rmb Yuan unless otherwise stated)
VII.	RELATED COMPANIES AND RELATED PARTY TRANSACTIONS (continued)

(b)	Registered capital (and its movements) of related companies in which control exists:

	January 1, 2005	Additions	Decrease	December 31, 2005
Name	Rmb’000	Rmb’000	Rmb’000	Rmb’000
CNPC	114,900,000	—	—	114,900,000
PetroChina	175,824,180	—	—	175,824,180
Winsway	51,450	—	(51,450)	—
Songmei	72,000	—	—	72,000
Jianxiu	45,200	—	—	45,200
Jinxiang	2,000	—	—	2,000
(c)	Registered capital of the Company held by the related company which controls the Company:

	January 1, 2005		Additions		Decrease		December 31, 2005
Name	Rmb’000%		Rmb’000%		Rmb’000%		Rmb’000%
PetroChina	2,396,300	67	—	—	—	—	2,396,300	67
(d)	Movement of the capital or equity of subsidiaries controlled by the Company:

	Capital or equity						Capital or equity
	held at						held at
	January 1, 2005%		Additions	%	Reduction	%	December 31, 2005%
Winsway	36,154,000	70	—	—	(36,154,000)	70	—	—
Songmei	47,660,421	66	—	—	—	—	47,660,421	66
Jianxiu	44,537,759	99	—	—	—	—	44,537,759	99
Jinxiang	1,881,000	94	—	—	—	—	1,881,000	94

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 (All amounts are stated in Rmb Yuan unless otherwise stated)
VII.	RELATED COMPANIES AND RELATED PARTY TRANSACTIONS (continued)

(e)	Related companies in which no control exists:

				Registered
	Nature of the	Date of	Place of	capital		Equity percentage held
Name	enterprise	registration	registration	Rmb’000	Currency	at December 31, 2005	Principal activities
Jointly controlled entity
- BASF	Sino-foreign joint venture	November 18, 1995	Jilin	150,000	Rmb	40%	Manufacturing of petrochemical products

Associated company
- Lianli	State-owned	March 22, 2001	Jilin	42,210	Rmb	47%	Wholesale and retail of petrochemical products
Besides the above jointly controlled entity and associated company, CP Finance, JCGC and its subsidiaries and the Company are subsidiaries of CNPC.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 (All amounts are stated in Rmb Yuan unless otherwise stated)
VII.	RELATED COMPANIES AND RELATED PARTY TRANSACTIONS (continued)

(f)	Significant related party transactions

	2005	2004
PetroChina Group Companies
Purchase of crude oil	17,475,693,428	11,789,022,188
Purchase of raw materials	3,572,397,979	7,447,892,133
Sale of gasoline and diesel oil	13,643,594,095	10,712,174,225
Sale of petrochemical goods	10,660,878,179	11,519,222,083
Railway transport and water treatment services	40,906,000	29,706,260
Property safe insurance fund (1)	32,961,353	32,957,882
Lease machinery and equipment	31,930,488	27,733,340

CNPC Group Companies
Loan drawn	7,623,870,000	8,531,610,000
Interest income	235,125	133,420
Interest expenses	101,734,052	212,814,226
Purchase of production materials	56,754,491	52,829,582

JCGC Group Companies
Sale of products	1,134,403,392	1,417,140,422
Examination and maintenance services	15,976,852	19,665,874
Construction of fixed assets	31,802,103	76,342,410
Purchase of production materials and spare parts	404,238,276	148,587,235
Purchase of utilities and logistics services	276,179,679	262,960,978
Operating lease rentals in land and property	9,390,000	7,680,000

Lianli
Sale of goods	389,034,527	56,142,216
Purchase of materials	28,154,210	26,596,450
The prices of the transactions between the Group and related companies are primarily based on market prices.

(1)	The Group participates in the property safe and insurance fund plan established and organised by PetroChina under which it is required to make annual contribution to the plan at the 0.4% of the average cost of fixed assets and inventory. The fund is mainly used to compensate for the accidental property loss.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 (All amounts are stated in Rmb Yuan unless otherwise stated)
VII.	RELATED COMPANIES AND RELATED PARTY TRANSACTIONS (continued)

(g)	Related party balances

	December 31, 2005	December 31, 2004
Accounts receivable from
- PetroChina Group Companies	256,776,796	211,529,663
- JCGC Group Companies	28,844,777	169,077,379
- Lianli	19,472,600	23,138,266

Accounts receivable due from related parties are for goods sold to these companies.

Other receivables from
- JCGC Group Companies	681,859	8,633,041
- CNPC Group Companies	117,800	—

Other receivables due from related parties are mainly for expenses paid on their behalf.

Advances to suppliers to
- JCGC Group Companies	305,468	129,713,525
- CNPC Group Companies	—	7,171,710
- Lianli	—	239,298
The balance mainly represents advance payments for import of machinery through JCGC.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 (All amounts are stated in Rmb Yuan unless otherwise stated)
VII.	RELATED COMPANIES AND RELATED PARTY TRANSACTIONS (continued)

(g)	Related party balances (continued)

	December 31, 2005	December 31, 2004
Accounts payable to
- PetroChina Group Companies	1,804,187,973	186,038,691
- JCGC Group Companies	62,798,581	32,486,521
- CNPC Group Companies	19,861,065	—
- Lianli	6,426,534	4,482,628

Advances from
- PetroChina Group Companies	873,030,000	1,481,263,819
- JCGC Group Companies	10,485,679	11,517,711
- Lianli	761,455	4,625,674
- CNPC Group Companies	353,275	—

Other payables to
- JCGC Group Companies	3,039,223	41,618,179

Short-term loans from
- CP Finance	2,102,570,000	2,874,330,000

Other long-term liabilities through
- JCGC Group Companies	177,941,306	333,208,992
(h)	Loans guaranteed by related parties

	December 31, 2005	December 31, 2004
Guaranteed by
- PetroChina Group Companies (Note V 17,18)	581,451,305	747,033,992
- JCGC Group Companies (Note V 17)	102,420,309	239,035,505
VIII.	CAPITAL COMMITMENTS

At the balance sheet date, capital expenditures contracted for but not recognized in the financial statements are as follows:

	December 31, 2005	December 31, 2004
Property, plant and equipment	47,732,779	40,646,387

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 (All amounts are stated in Rmb Yuan unless otherwise stated)
IX.	SUBSEQUENT EVENT

Pursuant to the resolution passed by PetroChina’s Board of Directors’ meeting held on October 26, 2005, PetroChina offered to acquire all the outstanding 200,000,000 A shares and 964,778,000 H shares (including ADS) of the Company from the minority shareholders at Rmb 5.25 per A share and HK$ 2.80 per H share respectively and the offer period ended in February 2006. Subsequent to the end of the respective offering periods in February 2006, PetroChina has acquired from tendering minority shareholders 922,833,976 H shares (including ADS) and 184,227,550 A shares of the Company, representing totally 31.09% of the total issued share capital. As a result of this acquisition, PetroChina owns 98.38% of the total issued share capital of the Company. As approved by the related authorities, the Company ceased to be listed on the Stock Exchange of Hong Kong Limited, New York Stock Exchange and Shenzhen Stock Exchange on January 23, 2006, February 15, 2006 and February 20, 2006, respectively.

X.	NET (LOSS)/PROFIT BEFORE NON-OPERATING (PROFIT) / LOSS

	2005	2004
Net (loss)/profit	(762,479,379)	2,573,760,050
Add / (Deduct): Non-operating (profit) / loss
- Net loss from disposal of fixed assets	46,640,074	(26,411,901)
- Litigation loss	44,918,000	—
- Non-seasonal shutdown	30,448,375	18,560,533
- Net profit from disposal of intangible assets	(19,643,426)	—
- Subsidy income	(2,683,084)	—
- Reversal of assets impairment provision	(1,327,346)	—
- Others	(4,870,178)	1,116,751

	(668,996,964)	2,567,025,433
Net impact on income tax	(16,026,257)	2,222,424

Net (loss)/profit before non-operating (profit) / loss	(685,023,221)	2,569,247,857

X.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year presentation.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
Supplementary Information
Asset impairment provision as at December 31, 2005
Appendix I

Items	As at January 1, 2005		Current year addition		Current year reduction						As at December 31, 2005
					Reveral caused by increase of
					assets value		Other transfer-out (Note)		Total
	Group	Company	Group	Company	Group	Company	Group	Company	Group	Company	Group	Company

1. Bad debt provision	714,823,053	714,156,695	—	—	(1,324,598)	(1,324,598)	(143,653,550)	(143,653,550)	(144,978,148)	(144,978,148)	569,844,905	569,178,547
Including: Accounts receivable	641,441,767	640,775,409	—	—	(380,063)	(380,063)	(137,005,574)	(137,005,574)	(137,385,637)	(137,385,637)	504,056,130	503,389,772
Other receivables	73,381,286	73,381,286	—	—	(944,535)	(944,535)	(6,647,976)	(6,647,976)	(7,592,511)	(7,592,511)	65,788,775	65,788,775
2. Provision for impairment of short-term investments
Including: Equity investments
Bond investments
3. Inventory provision	256,297,079	255,622,836	—	—	(2,748)	—	—	—	(2,748)	—	256,294,331	255,622,836
Including: Raw materials	70,820,662	70,820,662	—	—	—	—	—	—	—	—	70,820,662	70,820,662
Work in progress	5,643,854	5,643,854	—	—	—	—	—	—	—	—	5,643,854	5,643,854
Finished goods	16,210,129	15,535,886	—	—	(2,748)	—		—	(2,748)	—	16,207,381	15,535,886
Spare parts	163,262,401	163,262,401	—	—	—	—	—	—	—	—	163,262,401	163,262,401
Low value consumables and packing materials	360,033	360,033	—	—	—	—	—	—	—	—	360,033	360,033
4. Provision for impairment of long-term investments
Including: Long-term equity investments
Long-term bond investments
5. Provision for impairment of fixed assets	282,023,248	269,931,112	155,220,007	155,220,007	—	—	(18,014,476)	(14,351,852)	(18,014,476)	(14,351,852)	419,228,779	410,799,267
Including: Buildings	54,004,790	54,320,147	—	—	—	—	—	—	—	—	54,004,790	54,320,147
Machinery	176,484,961	175,250,656	155,220,007	155,220,007	—	—	(18,014,476)	(14,351,852)	(18,014,476)	(14,351,852)	313,690,492	316,118,811
Equipment	46,996,897	39,123,709	—	—	—	—	—	—	—	—	46,996,897	39,123,709
Motor vehicles	4,536,600	1,236,600	—	—	—	—	—	—	—	—	4,536,600	1,236,600
6. Provision for impairment of intangible assets	6,698,195	6,698,195	—	—	—	—	—	—	—	—	6,698,195	6,698,195
Including: Technical know-how	6,698,195	6,698,195	—	—	—	—	—	—	—	—	6,698,195	6,698,195
Land use right	—	—	—	—	—	—	—	—	—	—	—	—
7. Provision for impairment of construction in progress	7,220,081	7,220,081	—	—	—	—	—	—	—	—	7,220,081	7,220,081
8. Provision for trust loan

Note:
(1).	The reduction in bad debt provision in 2005 represents the write-off of receivables against the related bad debt provision due to bankrupcy of the debtors.

(2).	The other transfer-out of provision for impairment of fixed assets in 2005 is due to the disposal or scrapping of fixed assets provided in prior years.